America’s Car-Mart, Inc.

1805 North 2nd Street, Suite 401

Rogers, Arkansas 72756

January 15, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	America’s Car-Mart, Inc.

Registration Statement on Form S-1

Filed January 9, 2026

File No. 333-292641

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, America’s Car-Mart, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-292641) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on January 16, 2026 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to David S. Bakst of Mayer Brown LLP at (212) 506-2551 and that such effectiveness also be confirmed in writing.

Very truly yours,

America’s Car-Mart, Inc.

By:	/s/ Jonathan Collins
Jonathan Collins
Chief Financial Officer

cc:	Brett Papasan, America’s Car-Mart Inc. David S. Bakst, Mayer Brown LLP